Graphic: Correlation table

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Correlation of ETH to Major Asset Classes

FRANKLIN TEMPLETON

April 1, 2019–June 30, 2024

	S&P 500	NASDAQ	Gold	USD	Bonds	ETH
S&P 500	1.00					
NASDAQ	0.93	1.00				
Gold	0.23	0.19	1.00			
USD	-0.48	-0.33	-0.37	1.00		
Bonds	0.37	0.27	0.15	-0.59	1.00	
ETH	**0.37**	**0.37**	**0.04**	**-0.30**	**0.08**	1.00

Past performance is not an indicator or a guarantee of future performance. Indexes are unmanaged and one cannot invest directly in an index. Representative benchmarks: S&P 500 (S&P 500 Index); NASDAQ (NASDAQ 100 Index); Gold (XAU Spot Exchange Index); US Dollar (U.S. Dollar Index), Bonds (Bloomberg U.S. Aggregate Bond Index); Digital Assets: Ethereum (S&P ETH Index). Diversification does not guarantee a profit nor protection against loss.

FRANKLIN TEMPLETON

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. This is not a direct investment in Ether, but rather, an exchange-traded product that invests in Ether.